                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                   ePlus, Inc.
                  --------------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                  --------------------------------------------
                         (Title of Class of Securities)

                                    55305V107
                  --------------------------------------------
                                 (CUSIP NUMBER)


    Barry E. Johnson, Thayer Capital Partners, 1455 Pennsylvania Ave., N.W.,

                        Suite 350 Washington, D.C. 20004

                  --------------------------------------------

            (Name, Address and Telephone Number of Person Authorized

                     to Receive Notices and Communications)

                                  July 2, 2001

                  --------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


     CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT [ ].

                                  SCHEDULE 13D

                             (COVER PAGE -- PART II)

                               CUSIP NO.55305V107

--------------------------------------------------------------------------------
1)    Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person

          TC Plus, LLC (formerly known as TC Leasing, LLC)
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group
      (a) [ ]
      (b) [X]
--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds:

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization: Delaware

--------------------------------------------------------------------------------
Number of Shares             7)      Sole Voting Power: 1,015,552
Beneficially Owned
By Each Reporting                    -------------------------------------------
Person With                  8)      Shared Voting Power: 0
                                     -------------------------------------------
                             9)      Sole Dispositive Power: 1,015,552
                                     -------------------------------------------
                             10)     Shared Dispositive Power: 0

--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 1,015,552

--------------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11): 9.98%

--------------------------------------------------------------------------------
14)   Type of Reporting Person: OO
--------------------------------------------------------------------------------


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



                                  SCHEDULE 13D

                             (COVER PAGE -- PART II)

CUSIP NO.55305V107

--------------------------------------------------------------------------------
1)    Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person

          Thayer Equity Investors III, L.P.
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group
      (a)
      (b)
--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds:

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization: Delaware

--------------------------------------------------------------------------------

Number of Shares             7)      Sole Voting Power: 1,015,552
Beneficially Owned By
Each Reporting                       -------------------------------------------
Person With                  8)      Shared Voting Power: 0

                                     -------------------------------------------
                             9)      Sole Dispositive Power: 1,015,552

                                     -------------------------------------------
                            10)      Shared Dispositive Power: 0

--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 1,015,552

--------------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11): 9.98%

--------------------------------------------------------------------------------
14)   Type of Reporting Person: PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                             (COVER PAGE -- PART II)

CUSIP NO.55305V107

--------------------------------------------------------------------------------
1)    Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person

          TC Equity Partners, L.L.C.
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group
      (a)
      (b)
--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds:

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization: Delaware

--------------------------------------------------------------------------------

Number of Shares             7)      Sole Voting Power: 1,015,552
Beneficially Owned By
Each Reporting                       -------------------------------------------
Person With                  8)      Shared Voting Power: 0

                                     -------------------------------------------
                             9)      Sole Dispositive Power: 1,015,552

                                     -------------------------------------------
                             10)     Shared Dispositive Power: 0

--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 1,015,552

--------------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11): 9.98%

--------------------------------------------------------------------------------
14)   Type of Reporting Person: OO

--------------------------------------------------------------------------------


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


                                  SCHEDULE 13D

                             (COVER PAGE -- PART II)

CUSIP NO.55305V107

--------------------------------------------------------------------------------
1)    Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person

          Frederic V. Malek
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group
      (a)
      (b)
--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds:

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization: United States of America

--------------------------------------------------------------------------------
Number of Shares             7)      Sole Voting Power: 0
Beneficially Owned
By Each Reporting                    -------------------------------------------
Person With                  8)      Shared Voting Power: 1,015,552

                                     -------------------------------------------
                             9)      Sole Dispositive Power:  0

                                     -------------------------------------------
                            10)      Shared Dispositive Power: 1,015,552

--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 1,015,552

--------------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]
      Mr. Malek disclaims beneficial ownership of the shares disclosed in this Schedule 13D.

--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11): 9.98%

--------------------------------------------------------------------------------
14)   Type of Reporting Person: IN

--------------------------------------------------------------------------------


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


                                  SCHEDULE 13D

                             (COVER PAGE -- PART II)

CUSIP NO.55305V107

--------------------------------------------------------------------------------
1)    Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person

          Carl J. Rickertsen
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group
      (a)
      (b)
--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds:

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization: United States of America

--------------------------------------------------------------------------------
Number of Shares             7)      Sole Voting Power: 0
Beneficially Owned
By Each Reporting                    -------------------------------------------
Person With                  8)      Shared Voting Power: 1,015,552

                                     -------------------------------------------
                             9)      Sole Dispositive Power: 0

                                     -------------------------------------------
                             10)     Shared Dispositive Power: 1,015,552

--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 1,015,552

--------------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]
      Mr. Rickertsen disclaims beneficial ownership of the shares disclosed in this Schedule 13D.

--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11): 9.98%

--------------------------------------------------------------------------------
14)   Type of Reporting Person: IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                             (COVER PAGE -- PART II)

CUSIP NO.55305V107

--------------------------------------------------------------------------------
1)    Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person

          Paul G. Stern
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group
      (a)
      (b)
--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds:

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization: United States of America

--------------------------------------------------------------------------------
Number of Shares             7)      Sole Voting Power: 0
Beneficially Owned
By Each Reporting
Person With                          -------------------------------------------
                             8)      Shared Voting Power: 1,015,552

                                     -------------------------------------------
                             9)      Sole Dispositive Power: 0

                                     -------------------------------------------
                             10)     Shared Dispositive Power: 1,015,552

--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 1,015,552

--------------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]
      Dr. Stern disclaims beneficial ownership of the shares disclosed in this Schedule 13D.
--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11): 9.98%

--------------------------------------------------------------------------------
14)   Type of Reporting Person: IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 55305V107

                         AMENDMENT NO. 3 TO SCHEDULE 13D




       The Schedule 13D, filed November 2, 1998, of TC Plus, LLC, Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen and Paul Stern, as amended by Amendment No. 1 thereto, filed December 15, 1998, as amended by that certain Amendment, filed December 23, 1999 (the "Schedule 13D"), is hereby further amended as set forth below. Capitalized terms used herein without definition have the meanings set forth in the Schedule 13D. This Amendment No. 3 to Schedule 13D supplements and amends the Schedule 13D and should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

    Paragraphs (i), (ii), (v) and (vi) of Item 2 are hereby amended in their entirety as follows:


(i)  TC PLUS, LLC (FORMERLY TC LEASING, LLC)

    TC Plus, LLC ("Plus") is a Delaware limited liability company whose principal office address is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, D.C. 20004. Plus was formed to hold shares of Common Stock.


(ii) THAYER EQUITY INVESTORS III, L.P.

    Thayer Equity Investors III, L.P. ("Thayer") is a Delaware limited partnership whose principal office address is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, D.C. 20004. Thayer is the managing member of Plus. Thayer is a private equity fund, and its principal business is making investments in the information technology and services, travel and leisure services, telecommunications and consumer products industries. Paragraph
    (iii) of this Item 2 contains information regarding the general partner of Thayer and paragraphs (iv) through (vi) of this Item 2 contain information regarding the persons controlling such general partner.


(v)  CARL J. RICKERTSEN

    Mr. Rickertsen, a United States citizen, is one of the members of TC Equity. His business address is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, D.C. 20004.


(vi) PAUL G. STERN

    Dr. Stern, a United States citizen, is one of the members of TC Equity. His business address is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, D.C. 20004.


ITEM 4. PURPOSE OF TRANSACTION.

    Clause (a) of Item 4 is hereby amended in its entirety to read, "(a) the acquisition or disposition of securities of the Issuer, except for sales of Common Stock in the ordinary course;"


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety to read as follows:

(a)-(b). The aggregate number and percentage of outstanding shares of Common Stock beneficially owned by each of the Reporting Persons are set forth below. Each Reporting Person has the sole power (except as otherwise noted) to vote and to dispose of the shares of Common Stock listed opposite its name.


         NAME OF              NUMBER OF SHARES          PERCENT OF OUTSTANDING
    BENEFICIAL OWNER         BENEFICIALLY OWNED            SHARES OWNED (4)
----------------------    ----------------------      ------------------------
TC Plus, LLC                      1,015,552                       9.98%

Thayer Equity
Investors III, L.P.(1)            1,015,552                       9.98%

TC Equity
Partners, L.L.C. (2)              1,015,552                       9.98%

Frederic V. Malek(3)              1,015,552                       9.98%

Carl J. Rickertsen(3)             1,015,552                       9.98%

Paul G. Stern(3)                  1,015,552                       9.98%


    (1) Thayer is the managing member of Plus.

    (2) TC Equity is the sole general partner of Thayer and has sole voting and investment power with respect to the shares of Common Stock held of record by Plus.

    (3) Messrs. Malek and Rickertsen and Dr. Stern share power to vote and dispose of shares of Common Stock.

    (4) Based on shares of Common Stock outstanding on June 20, 2001.

(c) On June 13, 2001, Plus sold 315,950 shares of Common Stock generating gross proceeds of $3,221,395; on June 27, 2001, Plus sold 159,000 shares of Common Stock generating gross proceeds of $1,605,900; and on July 2, 2001, Plus sold 77,565 shares of Common Stock generating gross proceeds of $795,041.25.

(d) and (e). Not applicable.


    ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       On April 11, 2000, the Stockholders Agreement was amended (as amended, the "Amended Stockholders Agreement"). According to the terms and conditions of the Amended Stockholders Agreement, (a) ePlus' board of directors will continue to have six members with two directors designated by Plus, two directors designated by the management stockholders party to the Amended Stockholders Agreement and two directors designated by a nominating committee comprised of one individual designated by Plus and one individual designated by the management stockholders party to the Amended Stockholders Agreement, (b) Plus has the right to have the shares of Common Stock that it has purchased and that it has acquired through exercise of the warrant included in the Issuer's shelf registration statement and if those shares are not included in the shelf registration statement or if the shelf registration statement is not effective, Plus has the right to demand registration of its shares on three separate occasions,* (c) Plus has the right to request inclusion of its shares in any other registration by the Issuer of it Common Stock,* (d) if Issuer agrees to purchase any shares of its common stock held by the management stockholders party to the Amended Stockholders Agreement, it must give notice to Plus and if Plus wishes to participate, the Issuer must purchase its shares on the same terms and conditions, (e) shares of Common Stock held by stockholders party to the Amended Stockholders Agreement will no longer subject to the terms thereof when such shares are transferred in a registered offering or pursuant to Rule 144 under the Securities Act of 1933, and (f) all rights and obligations under the Amended Stockholders Agreement terminate when Plus no longer holds 5% of the outstanding Common Stock and shall remain terminated even if Plus later acquires 5% or more of the outstanding Common Stock.

    * TC Plus used its registration rights under the Amended Stockholders Agreement to register shares in the Issuer's follow-on public offering that was completed on April 17, 2000.


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.


    Exhibit 1 - Amended and Restated Stockholders Agreement dated April 11, 2000, by and between ePlus, Inc. and Certain of its Stockholders.

                                   SIGNATURES

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED: JULY 20, 2001


                                TC PLUS, LLC


                                By: /s/ BARRY E. JOHNSON
                                ------------------------
                                Name: Barry E. Johnson
                                Authorized Representative


                                THAYER EQUITY INVESTORS III, L.P.


                                By:  TC Equity Partners, L.L.C. its
                                General Partner


                                By: /s/ BARRY E. JOHNSON
                                ------------------------
                                Frederic V. Malek, by Barry E. Johnson,
                                Attorney-in-Fact
                                Member


                                TC EQUITY PARTNERS, L.L.C.


                                By: /s/ BARRY E. JOHNSON
                                ------------------------
                                Frederic V. Malek, by Barry E. Johnson,
                                Attorney-in-Fact
                                Member

                                /s/ BARRY E. JOHNSON
                                --------------------
                                Frederic V. Malek, by Barry E. Johnson,
                                Attorney-in-Fact

                                /s/ BARRY E. JOHNSON
                                --------------------
                                Carl J. Rickertsen, by Barry E. Johnson,
                                Attorney-in-Fact

                                /s/ BARRY E. JOHNSON
                                --------------------
                                Paul G. Stern, by Barry E. Johnson,
                                Attorney-in-Fact